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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-66607

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oberon Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 Broadway - Suite 2304
(No. and Street)

NEW YORK   **NY**   **10018**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELAD EPSTEIN 212-386-7080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP

(Name – if individual, state last, first, middle name)

555 Fifth Avenue, Suite 901	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __ELAD EPSTEIN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Oberon Securities, LLC__ , as of __DECEMBER 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

NICOLE A. SCHMIDT
Notary Public, State of New York
No. 02SC6002216
Qualified in New York County
Commission Expires Feb. 2, 20 __

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

OBERON SECURITIES, LLC

CONTENTS

. **RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Oberon Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oberon Securities, LLC (the "Company"), as of December 31, 2018, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes, and the schedule of computation of net capital under SEC Rule 15c3-1, (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

New York, New York
February 26, 2019

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	240,290
Securities, at fair value		389
Accounts receivable, net of allowance for doubtful accounts of $1,375		35,897
Prepaid expenses and other current assets		27,434
Property and equipment, at cost, net of accumulated depreciation of $44,447		25,020
TOTAL ASSETS	$	329,030

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	143,314
Deferred Revenue		9,000
TOTAL LIABILITIES		152,314

COMMITMENTS AND CONTINGENCIES

Member's Equity		176,716
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	329,030

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Income from fees	$	4,195,624
Unrealized loss on investments		(78)
Total Revenues		4,195,546

EXPENSES

Compensation and benefits	3,355,540
Occupancy and equipment expenses	316,426
Technology, data and communication costs	131,157
Professional service fees	175,097
Travel and entertainment	90,775
Research fees	74,091
Regulatory fees	47,918
Office expenses	88,576
Bad debt expenses	64,517
Total Expenses	4,344,097

Net Loss	$	(148,551)

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's Equity - December 31, 2017	$	795,267
Net Loss		(148,551)
Member's contributions		-
Distributions to member		(470,000)
Member's Equity - December 31, 2018	$	176,716

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance at December 31, 2017	$	-
Increases		-
Decreases		-
Balance at December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(148,551)
Adjustments to reconcile net loss to net cash		
provided by operating activities		
Depreciation expense		11,523
Change in Assets and Liabilities:		
Decrease in accounts receivable, net		57,165
Increase in deferred revenue		9,000
Decrease in prepaid expenses and other current assets		73,708
Increase in accounts payable and accrued expenses		81,354
NET CASH PROVIDED BY OPERATING ACTIVITIES		84,199

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in securities	78
Increase in fixed assets	(15,837)
NET CASH USED IN INVESTING ACTIVITIES	(15,759)

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions by member	-
Distributions to member	(470,000)
NET CASH USED INFINANCING ACTIVITIES	(470,000)
NET DECREASE IN CASH	(401,560)
CASH AND CASH EQUIVALENTS DECEMBER 31, 2017	641,850

CASH AND CASH EQUIVALENTS DECEMBER 31, 2018	$	240,290

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2018

(1)   Organization and Operation

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).   The Company was formed as a New York limited liability company.

(2)   Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Accounts receivable and accrued revenue are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $1,375.00 at December 31, 2018.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company accounts for all of its financial instruments at fair value. The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Realized gains and losses are reflected in the statement of income as are unrealized gains and losses which represent the change in fair value during the reporting period.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $87,917 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) **Possession or Control Requirements**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(5) **Furniture and Equipment**

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 4,503	$ 3,663	$ 840
Equipment	64,964	40,781	24,180
	$69,467	$44,447	$25,020

Depreciation expense for the year ended December 31, 2018 was $11,523, $5,382 is included in occupancy and equipment costs and $6,141 is included in technology, data and communication cost.

(6) **Revenue Recognition**

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018 (FASB entities), and interim reporting periods beginning one year later, December 15, 2019.

(6)   **Revenue Recognition (continued)**

Early application is permitted for annual reporting periods beginning after December 15, 2016, and this includes interim reporting periods within that reporting period. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

The company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

(7)   **Significant Customers**

During the twelve months ended December 31, 2018, three customers accounted for 19.53%, 10.87% and 9.97%, respectively, for a total of 40.37% of total revenues.

(8)   **Guaranteed payments**

Guaranteed payments to members on the accompanying financial statements, included in compensation and benefits, reflect payments that represent reasonable compensation for services rendered and are, therefore, accounted for as an expense of the Company rather than as an allocation of the Company net income.

(9)   **Income Taxes**

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, Income Taxes, as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from when they are filed; the 2015, 2016, and 2017 Federal, New York State, and New York City income tax returns are currently open for examination.

(10)   Related Party Transactions

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the company certain facilities and provide for performance of certain services. $300,000 included in occupancy and equipment expenses on the statement of income was owed in connection with this agreement.   As of December 31, 2018, there was $75,000 due to related party.

(11)   Cash

The Company maintains the bulk of its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2018, the Company does not have any uninsured cash balances.

(12)   Contingencies

An investor in one of the Company's clients (the Plaintiffs) has filed suit against both the client and the Company. The investor alleges the Company was designated as the placement agent by the client and, therefore, is a responsible party to this litigation which alleges securities fraud. The Company denies any liability and intends to contest the litigation vigorously. The Company has responded to the Complaint by filing a Motion to Dismiss with Prejudice, which Motion is presently pending before the United States District Court for the Southern District of Florida. Based upon the information available to Company's counsel, and their investigation to date, counsel's evaluation is that an unfavorable outcome is very unlikely. It is anticipated a determination will be made that the Company did not make any misleading statement or otherwise engage in wrongful conduct. The case is scheduled for trial on December 16, 2019. Any legal cost incurred will be billed to the client.

(12)   Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 26, 2019 the date which the financial statements were available to be issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2018

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2018

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$	176,716
Add:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			176,716
Non-allowable assets:			
Securities not readily marketable	$	389	
Accounts receivable		35,897	
Prepaid expenses and other current assets		27,434	
Net furniture and equipment		25,020	88,740
Net capital before haircuts on securities positions			87,976
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			59
Net capital		$	87,917

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$	143,314
Deferred Revenue		9,000
Total aggregate indebtedness	$	152,314

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2018

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	87,917
Net capital per audited report	$	87,917

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	10,154
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	10,154
Net capital in excess of required minimum	$	77,763
Excess net capital at 1000%	$	72,685
Ratio: Aggregate indebtedness to net capital		173.25%

The preceding notes are an integral part of this supplemental information.



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Oberon Securities, LLC:

We have reviewed management's statements, included in the accompanying Oberon Securities, LLC Assertions Report, in which (1) Oberon Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oberon Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Oberon Securities, LLC stated that Oberon Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Oberon Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oberon Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 26, 2019

Oberon Securities, LLC
Exemption Report
For the year ended December 31, 2018

Oberon Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

   a) The Company carries no margin accounts.
   b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Oberon Securities, LLC

I, _Elad Epstein_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Director

February 26, 2019



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Oberon Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Oberon Securities, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Oberon Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 26, 2019

OBERON SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS -
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues

Income from fees	$	4,195,624
Unrealized loss on investments		(78)
Total revenues (FOCUS Line 12/Part IIA Line 9)		4,195,546

Additions

Net loss from securities in investment accounts		(78)
Total additions		(78)

SIPC net operating revenues	$	4,195,624

SIPC general assessment at .0015	$	6,293
Less: Payments		(3,527)
Assessment balance due	$	2,767